Exhibit 12

                       RATIO OF EARNINGS TO FIXED CHARGES

                  Twenty-Six Weeks Ended             Fiscal Year Ended
                 November 27,November 28,   May 29,May 30,May 31,May 26,May 27,
                   1994         1993         1994   1993   1992   1991   1990

Ratio of Earnings
 to Fixed Charges  6.72         7.57         6.16   7.79   8.58   7.82   7.66


For purposes of computing the ratio of earnings to fixed charges, earnings represent pretax income from continuing operations plus fixed charges (net of capitalized interest). Fixed charges represent interest (whether expensed or capitalized) and one-third (the proportion deemed representative of the interest factor) of rents of continuing operations.